                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


(Mark One)

  X   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
----- 1934 (Fee Required)

      For the fiscal year ended December 31, 1998

                                       OR

      Transition Report Pursuant to Section 15(d) of the Securities Exchange Act ----- of 1934 (Fee Required)

For the transition period from                             to
                              ----------------------------   -------------------

Commission file number 0-1402
                       ---------------------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       The Lincoln Electric Company
       Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

       Lincoln Electric Holdings, Inc.
       22801 St. Clair Avenue
       Cleveland, Ohio  44117-1199

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              The Lincoln Electric Company
                                              Employee Savings Plan

                                           By: /S/ H. JAY ELLIOTT
                                               H. Jay Elliott
                                               Senior Vice President,
                                               Chief Financial Officer
                                                 and Treasurer

                                           Date: June 25, 1999

                                   Annual Report

                                   THE LINCOLN ELECTRIC COMPANY
                                   EMPLOYEE SAVINGS PLAN

                                   PLAN SPONSOR AND ADMINISTRATOR
                                   The Lincoln Electric Company
                                   Cleveland, Ohio  44117
                                   (216) 481-8100

                                   Employer Identification Number:  34-0359955


                                   December 31, 1998 and 1997

                         Report of Independent Auditors

Plan Administrator
The Lincoln Electric Company
   Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The Lincoln Electric Company Employee Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting described in Note B.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules (modified cash basis) are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits (modified cash basis) and the statements of changes in net assets available for benefits (modified cash basis) is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information (modified cash basis) have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                             /s/ Ernst & Young LLP

Cleveland, Ohio
June 17, 1999

                          The Lincoln Electric Company
                              Employee Savings Plan

                 Statement of Net Assets Available for Benefits,
                   with Fund Information (Modified Cash Basis)

                                December 31, 1998


                                                      Victory                                             Fidelity
                                                       U.S.                             Fidelity          Advisors
                                                    Government         The Bond         Advisors           Equity         Victory
                                      EB            Obligations        Fund of          Balanced           Growth       Stock Index
                                  MaGIC Fund           Fund            America        Fund: Class T     Fund: Class T       Fund
                                  --------------------------------------------------------------------------------------------------
ASSETS
Investments:
  Shares of registered investment
   companies, at fair value        $1,103,198       $5,426,314        $1,123,767       $7,173,946       $17,317,920     $10,627,681
  Money market investment fund                           2,677
  Lincoln Electric Holdings, Inc.
   Common Shares
  Participant loans
                                  --------------------------------------------------------------------------------------------------
Total investments                   1,103,198        5,428,991         1,123,767        7,173,946        17,317,920      10,627,681

Investment income receivable                                                                                                      3
Other receivables--net                                                    10,902              916
                                  --------------------------------------------------------------------------------------------------
Total assets                        1,103,198        5,428,991         1,134,669        7,174,862        17,317,920      10,627,684

LIABILITIES
Accrued purchase of investments
Other payables--net                     3,154                                                                 1,848           1,630
                                  --------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS  $1,100,044       $5,428,991        $1,134,669       $7,174,862       $17,316,072     $10,626,054
                                  ==================================================================================================

                                                                                        American                          Neuberger
                                                   The Franklin                        Washington        American         & Berman
                                  Templeton         Small Cap         The Income         Mutual         EuroPacific        Partners
                                   Foreign           Growth             Fund of         Investors         Growth            Assets
                                    Fund              Fund             America            Fund             Fund             Fund
                                  --------------------------------------------------------------------------------------------------
ASSETS
Investments:
  Shares of registered investment
   companies, at fair value       $5,773,783        $1,367,735         $691,979        $  543,224       $ 283,480        $   257,096
  Money market investment fund
  Lincoln Electric Holdings, Inc.
   Common Shares
  Participant loans
                                  --------------------------------------------------------------------------------------------------
Total investments                  5,773,783         1,367,735          691,979           543,224         283,480            257,096

Investment income receivable                                                                                                   1,008
Other receivables--net
                                  --------------------------------------------------------------------------------------------------
Total assets                       5,773,783         1,367,735          691,979           543,224         283,480            258,104

LIABILITIES
Accrued purchase of investments
Other payables--net                     122              7,537                                                                 1,008
                                  --------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS $5,773,661        $1,360,198         $691,979        $  543,224       $ 283,480        $   257,096
                                  ==================================================================================================

                                     Lincoln
                                     Electric
                                   Holdings, Inc.
                                      Stock                 Loan
                                      Fund                  Fund               Total
                                  -----------------------------------------------------
ASSETS
Investments:
  Shares of registered investment
   companies, at fair value                                                $51,844,411
  Money market investment fund     $   203,267                                 205,944
  Lincoln Electric Holdings, Inc.
   Common Shares                    36,994,696                              36,994,696
  Participant loans                                      $ 2,317,981         2,317,981
                                  -----------------------------------------------------
Total investments                   37,197,963             2,317,981        91,363,032

Investment income receivable           200,028                                 201,403
Other receivables--net                                                          11,818
                                  -----------------------------------------------------
Total assets                        37,397,991             2,317,981        91,576,253

LIABILITIES
Accrued purchase of investments        102,391                                 102,391
Other payables--net                                                             15,663
                                  -----------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS  $37,295,600          $ 2,317,981        $91,458,199
                                  =====================================================


See notes to financial statements.

                          The Lincoln Electric Company
                              Employee Savings Plan

                 Statement of Net Assets Available for Benefits,
                   with Fund Information (Modified Cash Basis)

                                December 31, 1997

                                                      Victory                                            Fidelity
                                                       U.S.                           Fidelity           Advisors
                                                    Government        The Bond        Advisors            Equity           Victory
                                       EB           Obligations        Fund of        Balanced            Growth         Stock Index
                                   MaGIC Fund          Fund            America      Fund: Class T      Fund: Class T         Fund
                                   -------------------------------------------------------------------------------------------------
ASSETS
Investments:
  Shares of registered investment
    companies, at fair value                        $4,028,490        $666,735       $4,832,563       $10,240,110       $5,848,497
  Money market investment fund      $86,167                181
  The Lincoln Electric Company
    Common Shares
  The Lincoln Electric Company
    Class A Common Shares
  Participant loans
                                   -------------------------------------------------------------------------------------------------
Total investments                    86,167          4,028,671         666,735        4,832,563        10,240,110        5,848,497

Investment income receivable                               349                                                480              552
Other receivables--net                                                                                                       7,676
                                   -------------------------------------------------------------------------------------------------
Total assets                         86,167          4,029,020         666,735        4,832,563        10,240,590        5,856,725

LIABILITIES
Accrued purchase of investments                                                                                              8,228
Other payables--net                                        530                                                480
                                   -------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS   $86,167         $4,028,490        $666,735      $4,832,563        $10,240,110       $5,848,497
                                   =================================================================================================

                                                                                              The Lincoln Electric
                                                                                                 Voting Stock
                                                     The Franklin                                     Fund
                                    Templeton         Small Cap          The Income       -------------------------------
                                     Foreign           Growth             Fund of         Non-Participant    Participant
                                      Fund              Fund              America            Directed        Directed
                                   --------------------------------------------------------------------------------------
ASSETS
Investments:
  Shares of registered investment
    companies, at fair value       $6,398,788        $698,424             111,020
  Money market investment fund                                                              $   257,927     $  64,133
  The Lincoln Electric Company
    Common Shares                                                                            10,343,189       592,957
  The Lincoln Electric Company
    Class A Common Shares
  Participant loans
                                   --------------------------------------------------------------------------------------
Total investments                   6,398,788         698,424             111,020            10,601,116       657,090

Investment income receivable            4,768                                                       213            13
Other receivables--net                                                                                         42,485
                                   --------------------------------------------------------------------------------------
Total assets                        6,403,556         698,424             111,020            10,601,329       699,588

LIABILITIES
Accrued purchase of investments           366
Other payables--net                     3,894
                                   --------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS  $6,399,296        $698,424          $  111,020           $10,601,329     $ 699,588
                                   ======================================================================================

                                          The Lincoln Electric
                                            Non-Voting Stock
                                                  Fund
                                   ---------------------------------
                                      Non-Participant   Participant           Loan
                                         Directed       Directed              Fund             Total
                                   ---------------------------------------------------------------------
ASSETS
Investments:
  Shares of registered investment
    companies, at fair value                                                                 $32,824,627
  Money market investment fund         $    288,886     $  34,760                                732,054
  The Lincoln Electric Company
    Common Shares                                                                             10,936,146
  The Lincoln Electric Company
    Class A Common Shares                19,265,092       583,904                             19,848,996
  Participant loans                                                         $1,259,710         1,259,710
                                   ---------------------------------------------------------------------
Total investments                        19,553,978       618,664            1,259,710        65,601,533

Investment income receivable                  1,106            34                                  7,515
Other receivables--net                                                                            50,161
                                   ---------------------------------------------------------------------
Total assets                             19,555,084       618,698            1,259,710        65,659,209

LIABILITIES
Accrued purchase of investments                                                                    8,594
Other payables--net                                         7,554                 4,762           17,220
                                   ---------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS       $19,555,084     $ 611,144            $1,254,948      $65,633,395
                                   =====================================================================


          See notes to financial statements.

                          The Lincoln Electric Company
                              Employee Savings Plan

           Statement of Changes in Net Assets Available for Benefits, with Fund Information (Modified Cash Basis)

                          Year Ended December 31, 1998

                                                      Victory                                               Fidelity
                                                       U.S.                              Fidelity           Advisors
                                                    Government         The Bond          Advisors            Equity
                                      EB            Obligations         Fund of          Balanced            Growth
                                  MaGIC Fund           Fund            America         Fund: Class T       Fund: Class T
                                  -------------------------------------------------------------------------------------
ADDITIONS
Contributions-employee             $  150,593        $1,176,687       $  254,393        $1,409,504       $   2,743,261
Contributions-employer                140,669           130,857           38,118           194,725             366,628
Investment income                         143                55           70,454           712,820           1,761,762
Net appreciation (depreciation)
  in fair  value of investments        31,969           236,391          (27,443)          152,114           2,626,014
                                  -------------------------------------------------------------------------------------
Total additions                       323,374         1,543,990          335,522         2,469,163           7,497,665

DEDUCTIONS
Benefits paid to participants           7,284           393,829           20,522           160,649             412,077
Other cash distributions
                                  -------------------------------------------------------------------------------------
Total deductions                        7,284           393,829           20,522           160,649             412,077

Assets transferred--corporate
 reorganization--(at market)
Interfund transfers--net              697,787           250,340          152,934            33,785              (9,626)
                                  -------------------------------------------------------------------------------------
Net increase (decrease)             1,013,877         1,400,501          467,934         2,342,299           7,075,962

Net assets available for benefits
  at beginning of the year             86,167         4,028,490          666,735         4,832,563          10,240,110
                                  -------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF THE YEAR      $1,100,044       $5,428,991        $1,134,669        $7,174,862       $  17,316,072
                                  =====================================================================================

                                                                                                            American
                                                                 The Franklin                              Washington
                                     Victory         Templeton     Small Cap           The Income            Mutual
                                   Stock Index         Foreign       Growth              Fund of            Investors
                                      Fund              Fund         Fund               America               Fund
                                  ------------------------------------------------------------------------------------
ADDITIONS
Contributions-employee            $ 1,865,536       $ 1,487,151    $   322,755         $   130,954         $  64,079
Contributions-employer                291,378           204,264         68,965              31,856            10,804
Investment income                     990,449           595,739         20,038              69,079            38,928
Net appreciation (depreciation)
  in fair  value of investments     1,000,517          (833,619)         4,229             (27,805)           (8,984)
                                  ------------------------------------------------------------------------------------
Total additions                     4,147,880         1,453,535        415,987             204,084           104,827

DEDUCTIONS
Benefits paid to participants         208,107           209,258          8,715               4,612
Other cash distributions
                                  ------------------------------------------------------------------------------------
Total deductions                      208,107           209,258          8,715               4,612

Assets transferred--corporate
 reorganization--(at market)
Interfund transfers--net              837,784        (1,869,912)       254,502             381,487           438,397
                                  ------------------------------------------------------------------------------------
Net increase (decrease)             4,777,557          (625,635)       661,774             580,959           543,224

Net assets available for benefits
  at beginning of the year          5,848,497         6,399,296        698,424             111,020
                                  ------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF THE YEAR     $10,626,054       $ 5,773,661    $ 1,360,198         $   691,979         $ 543,224
                                  ====================================================================================

                                                        Neuberger          Neuberger           Lincoln           The Lincoln
                                     American           & Berman           & Berman            Electric            Electric
                                    EuroPacific         Partners            Genesis         Holdings, Inc.         Voting
                                      Growth             Assets             Assets              Stock               Stock
                                       Fund               Fund               Fund                Fund               Fund
                                  --------------------------------------------------------------------------------------------------
ADDITIONS
Contributions-employee             $    27,285        $    28,847        $   21,496         $   579,266         $   127,656
Contributions-employer                   4,383              4,506             4,081           1,092,870              31,799
Investment income                        8,483              1,008               364             595,041             130,765
Net appreciation (depreciation)
  in fair  value of investments          4,261              7,877               (52)            578,932           1,322,069
                                  --------------------------------------------------------------------------------------------------
Total additions                         44,412             42,238            25,889           2,846,109           1,612,289

DEDUCTIONS
Benefits paid to participants                                                                   533,784             214,998
Other cash distributions
                                  --------------------------------------------------------------------------------------------------
Total deductions                                                                                533,784             214,998

Assets transferred--corporate
 reorganization--(at market)                                                                 36,906,392         (12,994,134)
Interfund transfers--net               239,068            214,858           128,399          (1,923,117)            295,926
                                  --------------------------------------------------------------------------------------------------
Net increase (decrease)                283,480            257,096           154,288          37,295,600         (11,300,917)

Net assets available for benefits
  at beginning of the year                                                                                       11,300,917
                                  --------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF THE YEAR     $    283,480       $    257,096       $   154,288        $ 37,295,600         $        -
                                  ==================================================================================================

                                   The Lincoln
                                     Electric
                                   Non-Voting
                                      Stock               Loan
                                      Fund                Fund             Total
                                  ------------------------------------------------
ADDITIONS
Contributions-employee            $   115,476                          $10,504,939
Contributions-employer                781,555                            3,397,458
Investment income                     216,319         $  179,153         5,390,600
Net appreciation (depreciation)
  in fair  value of investments     4,065,177                            9,131,647
                                  ------------------------------------------------
Total additions                     5,178,527            179,153        28,424,644

DEDUCTIONS
Benefits paid to participants         404,412                            2,578,247
Other cash distributions                                  21,593            21,593
                                  ------------------------------------------------
Total deductions                      404,412             21,593         2,599,840

Assets transferred--corporate
 reorganization--(at market)      (23,912,258)
Interfund transfers--net           (1,028,085)           905,473
                                  ------------------------------------------------
Net increase (decrease)           (20,166,228)         1,063,033        25,824,804

Net assets available for benefits
  at beginning of the year         20,166,228          1,254,948        65,633,395
                                  ------------------------------------------------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF THE YEAR     $        -          $2,317,981       $91,458,199
                                  ================================================


See notes to financial statements

                          The Lincoln Electric Company
                              Employee Savings Plan

           Statement of Changes in Net Assets Available for Benefits, with Fund Information (Modified Cash Basis)

                          Year Ended December 31, 1997

                                                            Victory                                               Fidelity
                                                              U.S.                             Fidelity           Advisors
                                                           Government         The Bond         Advisors            Equity
                                             EB            Obligations         Fund of         Balanced           Growth
                                         MaGIC Fund          Fund              America       Fund: Class T      Fund: Class T
                                         -----------------------------------------------------------------------------------
ADDITIONS
Contributions-employee                    $  4,638        $1,219,391         $ 208,868       $1,331,497         $ 2,719,739
Contributions-employer
Investment income                                                502            32,584          395,240           1,120,694
ESOP assets transferred in
  (at market)
Net appreciation (depreciation) in fair
   value of investments                      2,162           176,276             9,376          343,147             559,084
                                         -----------------------------------------------------------------------------------
Total additions                              6,800         1,396,169           250,828        2,069,884           4,399,517
DEDUCTIONS
Benefits paid to participants                                233,195            12,220          100,863             242,879
Administrative expenses
Other cash distributions
Total deductions                                             233,195            12,220          100,863             242,879
Interfund transfers--net                    79,367          (542,362)          100,504          (88,660)           (656,493)
                                         -----------------------------------------------------------------------------------
Net increase                                86,167           620,612           339,112        1,880,361           3,500,145
Net assets available for benefits at
  beginning of the year                                    3,407,878           327,623        2,952,202           6,739,965
                                         -----------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS AT
  END OF THE YEAR                         $ 86,167        $4,028,490         $ 666,735       $4,832,563         $10,240,110
                                         ===================================================================================

                                                                               The Franklin
                                           Victory           Templeton          Small Cap         The Income
                                          Stock Index         Foreign            Growth             Fund of
                                            Fund               Fund               Fund             America
                                         -------------------------------------------------------------------------
ADDITIONS
Contributions-employee                   $1,457,846         $1,837,077          $189,598         $  26,618
Contributions-employer
Investment income                           391,694            630,017            20,560             7,430
ESOP assets transferred in
  (at market)
Net appreciation (depreciation) in fair
   value of investments                     691,124           (286,519)          (33,403)           (3,428)
                                         -------------------------------------------------------------------------
Total additions                           2,540,664          2,180,575           176,755            30,620
DEDUCTIONS
Benefits paid to participants               135,440            139,411
Administrative expenses
Other cash distributions                                           869
Total deductions                            135,440            140,280
Interfund transfers--net                    633,166           (533,852)          521,669            80,400
                                         -------------------------------------------------------------------------
Net increase                              3,038,390          1,506,443           698,424           111,020
Net assets available for benefits at
  beginning of the year                   2,810,107          4,892,853
                                         -------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS AT
  END OF THE YEAR                        $5,848,497         $6,399,296          $698,424         $ 111,020
                                         =========================================================================

                                              The Lincoln Electric            The Lincoln Electric
                                                 Voting Stock                  Non-Voting Stock
                                                     Fund                             Fund
                                         ------------------------------ ------------------------------
                                         Non-Participant   Participant   Non-Participant   Participant     Loan
                                            Directed       Directed         Directed       Directed        Fund           Total
                                         ------------------------------------------------------------------------------------------
ADDITIONS
Contributions-employee                                   $189,166                          $182,088                     $ 9,366,526
Contributions-employer                                                    $ 1,330,892                                     1,330,892
Investment income                         $    44,716       4,358              88,753         4,461        $   39,139     2,780,148
ESOP assets transferred in
  (at market)                               9,908,888                      19,898,222                                    29,807,110
Net appreciation (depreciation) in fair
   value of investments                       830,149     372,839          (1,420,106)      410,264                       1,650,965
                                         ------------------------------------------------------------------------------------------
Total additions                            10,783,753     566,363          19,897,761       596,813            39,139    44,935,641
DEDUCTIONS
Benefits paid to participants                 182,424       4,417             341,963         4,138                       1,396,950
Administrative expenses                                      655                  714           273                           1,642
Other cash distributions                                                                                       21,990        22,859
Total deductions                              182,424       5,072             342,677         4,411            21,990     1,421,451
Interfund transfers--net                                 (237,511)                         (309,274)          953,046             0
                                         ------------------------------------------------------------------------------------------
Net increase                               10,601,329     323,780          19,555,084       283,128           970,195    43,514,190
Net assets available for benefits at
  beginning of the year                                   375,808                           328,016           284,753    22,119,205
                                         ------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS AT
  END OF THE YEAR                         $10,601,329    $699,588         $19,555,084      $611,144        $1,254,948   $65,633,395
                                         ==========================================================================================

See notes to financial statements

               The Lincoln Electric Company Employee Savings Plan

               Notes to Financial Statements (Modified Cash Basis)

                                December 31, 1998


A.     DESCRIPTION OF THE PLAN

The following description of The Lincoln Electric Company Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. A copy of the Plan agreement is available from Lincoln Electric Holdings, Inc. (the Company) upon request.

GENERAL

The Plan is a defined contribution plan covering certain employees of the Company and its subsidiaries as defined by the Plan, as amended. The Plan provides that employees will be eligible for participation in the Plan following one year of service with the Company and its subsidiaries. Participants in The Lincoln Electric Company Employee Stock Ownership Plan
(ESOP) and participants eligible for the Financial Security Program who did not already participate in the Plan were automatically enrolled and had account balances established in the Plan (see Note F and Note G, respectively, for further explanation). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

CONTRIBUTIONS

Eligible employees may make pre-tax contributions to the Plan of 1% or more (in whole percentages) of their regular and/or bonus pay up to the maximum amount as set by the Internal Revenue Service ($10,000 in 1998 and $9,500 in 1997). Employee contributions are fully vested when made. A participant for whose account a contribution is made shall have the right to direct Key Trust Company of Ohio, N.A. (the Trustee) to invest such contribution in any one fund or in a combination of funds in 5% increments.

               The Lincoln Electric Company Employee Savings Plan

A.     DESCRIPTION OF THE PLAN--CONTINUED

The Company, at its discretion, may make a matching contribution, profit sharing contribution or qualified nonelective contribution for any plan year to be made in cash or Company stock. The Plan was amended effective as of January 1, 1997 to provide for a matching contribution by the Company in the amount of 25% of the first 6% of compensation contributed by the participant to the Plan. Matching contributions are made monthly and vest after an employee has attained three years of service. Effective January 1, 1998, the Plan was amended to allow participant direction of employer matching contributions and ESOP contributions made by the company on behalf of the participants to any or all of the authorized investment funds. Prior to January 1, 1998, all matching contributions were invested in The Lincoln Electric Non-Voting Stock Fund.

On May 19, 1998, the shareholders of The Lincoln Electric Company approved a reorganization of the capital and corporate structure of the Company. As a result of the reorganization, a new holding company, Lincoln Electric Holdings, Inc. was created. Each Common Share and Class A Common Share of The Lincoln Electric Company was converted into two voting shares of the newly formed Lincoln Electric Holdings, Inc., which also had the economic effect of a two-for-one stock split.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or accounts balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeited contributions from terminated participants' nonvested accounts are used to reduce subsequent Company contributions to the Plan.

PAYMENT OF BENEFITS

Participants may receive the value of their account in a single sum payment or in ten or fewer annual installment payments following separation from the Company, whether by retirement, disability or otherwise except that if the full value of a participant's account is $3,500 or less, or if the participant dies and his/her account is payable to his/her beneficiary, such account balance will be paid in a single sum payment. Participants who leave the Company may withdraw their money at any time. Withdrawal must begin when the participants attain the age of 70 1/2. A participant or beneficiary may elect to receive that portion of their distribution which is attributable to their interest in the Company Common Stock Fund in the form of whole shares of Company stock with any fractional shares of Company stock in cash.

               The Lincoln Electric Company Employee Savings Plan

A.     DESCRIPTION OF THE PLAN--CONTINUED

PARTICIPANT LOANS

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from one to five years, other than for the purchase of a principal residence. The loans are secured by the participant's account and bear interest at a rate computed as the prime rate in effect at the loan origination date plus 1%, as determined by the Trustee. Rates on loans originated during the 1998 and 1997 plan years ranged from 8.75% to 9.5%. Principal and interest is paid ratably through payroll deductions.

PLAN TERMINATION

Although the Company has not expressed an intent to do so, it has the right to amend, modify, suspend or terminate the Plan at any time. Upon termination of the Plan, the rights to benefits accrued by participants or their beneficiaries, to the extent that such benefits are funded or credited to participants' accounts, shall be nonforfeitable. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of the participants or their beneficiaries.

B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Plan are maintained on the modified cash basis of accounting. Employee contributions are recorded when received by the Trustee, whereas investment income and plan liabilities are recorded when earned and incurred.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The units of registered investment companies are valued at quoted market prices, which represent the net asset values of units held by the Plan at year-end. The common shares of the Company are valued at the last reported sales price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

               The Lincoln Electric Company Employee Savings Plan

B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

Proceeds from sales of securities, less fair value at the beginning of the year or cost for purchases during the year, and net unrealized appreciation (depreciation) based on market price fluctuations during the year or since date of acquisition, are included as net appreciation (depreciation) in fair value of investments.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

ADMINISTRATIVE EXPENSES

All costs and expenses incurred in connection with the administration of the Plan and Trust are paid from the trust fund unless the Company elects to pay all or part of such expenses. The Company elected to pay certain administrative costs of the Plan in 1998 and 1997.

C.     INVESTMENTS

The Trustee of the Plan holds the Plan's investment assets and executes transactions therein.

The fair value of investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 1998 and 1997, is as follows:

                                                                    1998                1997
                                                              ------------------------------------

Victory U.S. Government Obligations Fund                        $     5,426,314    $    4,028,490
Fidelity Advisors Balanced Fund                                       7,173,946         4,832,563
Fidelity Advisors Equity Growth Fund                                 17,317,920        10,240,110
Victory Stock Index Fund                                             10,627,681         5,848,497
Templeton Foreign Fund                                                5,773,783         6,398,788
Lincoln Electric Holdings, Inc. Common Shares                        36,994,696
The Lincoln Electric Company Common Shares                                             10,936,146
The Lincoln Electric Company Class A
   Common Shares                                                                       19,848,996

               The Lincoln Electric Company Employee Savings Plan

D.     INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 22, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The tax exempt status of the Plan does not apply to the taxability of distributions to participants under the Plan.

E.     TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions included the investment in the special funds of the Trustee and the payment of administrative expenses. Such transactions are exempt from being prohibited transactions.

At December 31, 1998, the Plan held 1,662,683 Common Shares of Lincoln Electric Holdings, Inc. with a market value of $36,994,696. For the year ended December 31, 1998, the Plan received dividends on Lincoln Electric Holdings, Inc. Common Shares of $335,181 and dividends on The Lincoln Electric Company Common Shares and Class A Common Shares of $112,254 and $215,796, respectively.

At December 31, 1997, the Plan held 280,414 Common Shares and 551,361 Class A Common Shares of The Lincoln Electric Company with a market value of $10,936,146 and $19,848,996, respectively. For the year ended December 31, 1997 the Plan received dividends on Common Shares and on the Class A Common Shares of $49,377 and $91,544, respectively.

F.     PLAN MERGER

Effective July 1, 1997, the assets of The Lincoln Electric Company Employee Stock Ownership Plan were merged with the Plan and the related Trusts of each plan were merged into a single trust. As of July 1, 1997 the Plan and the ESOP were considered a single plan. Individuals not participating in the Plan at the time of the merger, but who maintained assets in the ESOP, automatically were enrolled as participants and had account balances established in the Plan. In conjunction with the merger, the net assets of the ESOP were transferred into the Plan effective July 1, 1997 and were available to pay benefits to participants and beneficiaries of the Plan as of that date. The actual transfer of net assets to the Trustee occurred during July and August 1997. No material adjustments were recorded as a result of the merger.

               The Lincoln Electric Company Employee Savings Plan

G.     FINANCIAL SECURITY PROGRAM

Effective November 1, 1997, the Plan was amended to provide a Financial Security Program (FSP) feature to certain eligible participants who made an irrevocable election to participate in the program and to all eligible participants who were hired on or after November 1, 1997. In exchange for forfeiting the accelerated benefit feature of The Lincoln Electric Retirement Annuity Program (on benefits earned on or after November 1, 1997), participants in the FSP program receive annually a Company contribution to the Plan of 2% of their base pay. Individuals not participating in the Plan at the time of their FSP election were automatically enrolled as participants for their FSP contributions. The amount of the FSP contribution was $1,277,052 and $169,807 for 1998 and 1997, respectively. For 1997, the contribution to the FSP program, which was made in January 1998, was determined only on the participant's base pay earned after November 1, 1997. FSP contributions are invested in the same manner as participant contributions.

H.     YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by July 1999.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. The majority of our third party service providers are in the process of implementing their own year 2000 compliance programs. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

               The Lincoln Electric Company Employee Savings Plan

                             EIN 34-0359955 PLAN 005

     Form 5500, Line 27(A)--Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                                        Description of
                                                         Investment,
                                                          including
                                                           Maturity
                                                        Date, Rate of
                                                       Interest, Par or                          Current
                 Identity of Issue                      Maturity Value            Cost            Value
--------------------------------------------------------------------------------------------------------------
Victory U.S. Government
   Obligations Fund*                                    466,514.881 units       $  5,032,284    $  5,426,314
The Bond Fund of America                                 82,569.224 units          1,139,080       1,123,767
Fidelity Advisors Balanced Fund                         383,838.749 units          6,648,479       7,173,946
Fidelity Advisors Equity Growth Fund                    303,344.194 units         13,845,515      17,317,920
Victory Stock Index Fund*                               500,361.621 units          8,870,279      10,627,681
Templeton Foreign Fund                                  688,174.361 units          6,564,233       5,773,783
The Franklin Small Cap Growth Fund                       60,599.686 units          1,366,966       1,367,735
The Income Fund of America                               39,906.495 units            721,990         691,979
American Washington Mutual Investors Fund                16,506.337 units            552,198         543,224
American EuroPacific Growth Fund                          9,981.682 units            279,220         283,480
Neuberger & Berman Partners Assets Fund                  16,869.834 units            249,219         257,096
Neuberger & Berman Genesis Assets Fund                   12,148.659 units            153,579         154,288
EB MaGIC Fund*                                           85,825.301 units          1,077,910       1,103,198
Victory U.S. Government
   Obligations Money Market Fund*                         2,676.840 units              2,677           2,677
 Key Trust Company of Ohio
   N.A.--Employee Benefits
   Money Market Fund*                                   203,266.820 units            203,267         203,267
Lincoln Electric Holdings, Inc.*                      1,662,683.000
                                                    common shares                 17,661,314      36,994,696
Participant loans*                                  8.75% to 10% variable
                                                      maturities                                   2,317,981
                                                                             ---------------------------------

                                                                                $ 64,368,210    $ 91,363,032
                                                                             =================================

*  Indicates party-in-interest to the Plan

               The Lincoln Electric Company Employee Savings Plan

                             EIN 34-0359955 Plan 005

           Form 5500, Line 27(D)--Schedule of Reportable Transactions

                          Year Ended December 31, 1998

                                                                                 Purchases                         Sales
                                             Description of Asset     ------------------------------- ------------------------------
                                         Including Interest Rate and     Number of     Dollar Value     Number of     Dollar Value
      Identity of Party Involved          Maturity in Case of a Loan   Transactions    of Purchase     Transactions      of Sale
------------------------------------------------------------------------------------------------------------------------------------
CATEGORY (I)--INDIVIDUAL TRANSACTION IN EXCESS OF 5% OF PLAN ASSETS

The Lincoln Electric Company Common     Common Stock
   Shares*                                                                                                     1       $  12,944,134

The Lincoln Electric Company
   Class A Common Shares*               Common Stock                                                           1          23,912,258

Lincoln Electric Holdings, Inc. Common
   Shares*                              Common Stock                            1       $ 36,906,392

CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS.

EB MaGIC Fund*                          Money Market Fund                     244       $  8,344,470         261       $   8,786,910

Victory Stock Index Fund*               S&P 500 Index Fund                    142          4,935,944          81           1,165,506

Fidelity Advisors Balanced Fund         Growth Stocks                         120          2,850,319          87             659,494

Fidelity Advisors Equity Growth Fund    Preferred & Common Stocks             119          5,978,449         102           1,506,602

Templeton Foreign Fund                  International Fund                     82          2,072,521         124           1,864,780

Lincoln Electric Holdings, Inc. Common  Common Stock                          119         40,043,182         121           3,367,203
  Shares*

The Lincoln Electric Company Common     Common Stock                           55          1,513,661          43          13,272,044
  Shares*

The Lincoln Electric Company Class A    Common Stock                           69          1,828,620          51          25,960,316
  Common Shares*

Loan Fund*                              Various interest rates and             90          2,199,493         213           1,119,629
                                          maturities

                                             Description of Asset
                                         Including Interest Rate and      Net
      Identity of Party Involved          Maturity in Case of a Loan  Gain (Loss)
-------------------------------------------------------------------------------------
CATEGORY (I)--INDIVIDUAL TRANSACTION IN EXCESS OF 5% OF PLAN ASSETS

The Lincoln Electric Company Common     Common Stock
   Shares*

The Lincoln Electric Company
   Class A Common Shares*               Common Stock

Lincoln Electric Holdings, Inc. Common
   Shares*                              Common Stock

CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS.

EB MaGIC Fund*                          Money Market Fund              $          -

Victory Stock Index Fund*               S&P 500 Index Fund                 218,987

Fidelity Advisors Balanced Fund         Growth Stocks                       84,120

Fidelity Advisors Equity Growth Fund    Preferred & Common Stocks          264,743

Templeton Foreign Fund                  International Fund                  (4,406)

Lincoln Electric Holdings, Inc. Common  Common Stock                     1,803,049
  Shares*

The Lincoln Electric Company Common     Common Stock                       650,744
  Shares*

The Lincoln Electric Company Class A    Common Stock                     1,044,783
  Common Shares*

Loan Fund*                              Various interest rates and               -
                                          maturities

*  Indicates party-in-interest to the Plan.

There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1998.